Mail Stop 4561

November 26, 2008

Robert S. Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia V6X 4G5
Canada

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Form 6-K Filed October 30, 2008**
> **File No. 001-13425**

Dear Mr. Armstrong:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2007

General

1.   You state on page 5 of Exhibit 10.1 to your Form 40-F that you held your first Middle Eastern auction in 1995 and your first African auction in 2003, and that you have constructed auction facilities since 1994 in various locations around the world including the Middle East. In addition, we note from the Contact Us section of your website that you have an office in Tehran, Iran. Iran, Syria, and Sudan, countries located in the Middle East and Africa, are identified by the U.S.

State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 40-F does not include any disclosure regarding your contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria, or Sudan, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Iran, Syria, or Sudan described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran, Syria, or Sudan.

Disclosure Controls and Procedures, page 2

3.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Also, in Exhibit 3 you provide disclosure regarding the effectiveness of your disclosure controls and procedures. We note, however, that the discussion does not contain the complete definition of disclosure controls and procedures as provided in Exchange Act Rule 13a-15(e). In addition, as with the disclosure in the Form 40-F, you indicate that your control system can only provide reasonable assurance that its objectives are met, but you do not state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please tell us if you have considered revising the disclosure in Exhibit 3 to conform to the disclosure in the Form 40-F.

Exhibit 2. Consolidated Financial Statements

Footnote 9. Commitments and Contingencies

(b) Contingencies, page 20

4.   We note your statement that no liability has been recorded in your financial statements with respect to contracts for which you guarantee a minimum level of proceeds to the consignor. Please clarify for us why no liability is recorded. Refer to authoritative accounting literature as appropriate.

Form 6-K Filed October 30, 2008

Part 1. Financial Information

Item 1. Financial Statements

Consolidated Balance Sheets, page 4

5.   It appears that your "days sales outstanding" based on gross transaction volume increased significantly at September 30, 2008 as compared to December 31, 2007. Please explain to us, in reasonable detail, the reasons for this apparent increase. As part of your response, please describe any changes in payment terms or collection policies and practices and tell us how you have considered providing disclosure regarding this trend in your MD&A.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Mark Kronforst
Accounting Branch Chief